PDC 2004-D LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
August 26, 2010
Melissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549

Re:	PDC 2004-D Limited Partnership
Schedule 13E-3 filed by PDC 2004-D Limited Partnership, Petroleum Development Corporation and DP 2004 Merger Sub, LLC
Filed July 14, 2010
File No. 005-85566

Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2010
File No. 000-51221

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 000-51221
Dear Ms. Duru:
     Set forth below are the responses of PDC 2004-D Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2010, with respect to the Partnership’s (i) Schedule 13E-3 filed by PDC 2004-D Limited Partnership, Petroleum Development Corporation and DP 2004 Merger Sub, LLC (the “Schedule 13e-3”); (ii) Preliminary Proxy Statement on Schedule 14A, filed on July 14, 2010 (the “Preliminary Proxy Statement”); and (iii) Form 10-K for the fiscal year ended December 31, 2009, filed March 15, 2010 (the “Form 10-K”).

     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Proxy Statement (“Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (“Amended Schedule 13E-3”). On August 20, 2010, we filed a Form 10K/A for the Partnership for the year ended December 31, 2009 with the Commission. On August 26, 2010, PDC filed a Schedule 13D reflecting PDC’s beneficial ownership of 5.13% of the limited partnership units of the Partnership and its intentions with respect to the proposed merger.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. When this response letter uses the term “Partnership Affiliates,” it is referring to Petroleum Development Corporation, DP 2004 Merger Sub, LLC and Messrs. Brookman, Shellum and Amidon collectively (and together with Partnership, the “Filing Persons”).
Schedule 13E-3
General
1. To avoid unnecessary reception, please note that each comment applies to each of PDC 2004-B, PDC 2004-C or PDC 2004-D.
     Response:
     We acknowledge the Staff's comments and will address each Staff comment for each of PDC 2004-B Limited Partnership, PDC 2004-C Limited Partnership and PDC 2004-D Limited Partnership.
2. Messrs. Brookman, Shellum and Amidon are currently directors of Petroleum Development Corporation and directors of the merger sub. It would appear that they are affiliates engaged in the current going private transaction. Please revise to include them as filing persons and include all the disclosure required of such filing persons for purposes of Rule 13e-3. Alternatively, please advise us as to why this is not necessary. Please refer to Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.
     Response:
     We respectfully advise the Staff that Messrs. Brookman, Shellum and Amidon are neither directors of Petroleum Development Corporation nor directors of the merger sub. However, in response to the Staff’s comments, the Amended Schedule 13E-3 has been revised to include Messrs. Brookman, Shellum and Amidon as filing persons. The disclosure has also been revised in the Amended Proxy Statement to include the information required by Schedule 13E-3 and its instructions for each of Messrs. Brookman, Shellum and Amidon.
3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please amend the disclosure to include all of the required information for all filing persons, including DP 2004 Merger Sub, LLC. In this regard, throughout the proxy, disclosures required by Schedule 13e-3 are provided by PDC and the partnership but are inconsistently provided or omitted for the merger sub. Please revise to address for example, whether the merger sub believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and disclose the analysis of the material factors upon which the merger sub relied on in reaching such a conclusion. See Item 8 of Schedule 13E-3,

Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
     Response:
     In response to the Staff’s comments, we have revised the disclosure throughout the Amended Proxy Statement and Amended Schedule 13E-3 to comply with all filing, dissemination, disclosure and signature requirements of Schedule 13E-3 for each Filing Person.
Schedule 14A
Summary Term Sheet, page 1
4. Please revise the information contained in the summary term sheet to be in bullet point format. Also, ensure the most material aspects of the going private transaction are described in the summary. For example, highlight in a succinct form in the summary term sheet:
•	the procedural and substantive fairness determination made by each filing person;

•	the total merger consideration to be received per unit, the valuation method used and its limitations; and,

•	the extent of the conflicts of interest resulting from the affiliation of the parties.
     Response:
     In response to the Staff’s comments, the presentation of and information included in the summary term sheet of the Amended Proxy Statement has been revised to ensure the most material aspects of the going private transaction are described in the summary in a succinct bullet point format. Please see the revised summary term sheet included in the Amended Proxy Statement beginning on page 1.
Operating Revenue, page 4
5. Please expand the disclosure regarding projections and forecasts to provide the basis for such projected financial estimates. As such, please revise to disclose in tabular format financial statement line items that will facilitate securityholders’ analysis and comparison of the financial information presented.
     Response:
     In response to the Staff’s comments, we have expanded the disclosure regarding projections and forecasts in the Amended Proxy Statement to provide the basis for such projected financial estimates and have included financial statement line items in tabular format to facilitate securityholders’ analysis and comparison of the financial information presented. Please see the revised disclosure beginning on pages 7 and 32 of the Amended Proxy Statement.

6. Please disclose whether the projections prepared by management and presented in the disclosure in this section are the same projections provided to the financial advisor for purposes of rendering its fairness opinion.
     Response:
     We acknowledge the Staff’s comments and confirm that the projections prepared by management and presented in the disclosure under the section entitled “Why is PDC making an offer to acquire the partnership at this time?” in the Amended Proxy Statement are the same projections provided to the financial advisor for purposes of rendering its fairness opinion. We have added disclosure on pages 6 and 32 of the Amended Proxy Statement to address this request.
Regulatory, Industry and Economic Factors, page 5
7. We note disclosure that the prospective financial information was not presented with a “view toward compliance with published guidelines of the Securities & Exchange Commission...” Please refer to our comment regarding the need to update forward looking statements as may be required to reflect material changes in the existing disclosure. Further, please confirm your understanding that the partnership is responsible for the accuracy and completeness of the disclosure it presents in its filings.
     Response:
     We acknowledge the Staff’s comments and confirm our understanding that the Partnership is responsible for the accuracy and completeness of the disclosure it presents in its filings.
Special Factors With Respect to the Merger, page 9
Background of the Merger, page 9
8. We note that PDC’s Board of Directors began considering a possible buyout of investors in “certain of its limited partnerships” as early as 2006. You disclose that in August 2008, neither PDC nor the special committee specifically proposed or considered an acquisition of PDC 2004-B, PDC 2004-C or PDC 2004-D. Please revise to clarify when specifically PDC and the special committee began considering a buyout of each of the partnerships (PDC 2004-B, PDC 2004-C, PDC 2004-D). Please also disclose any factors PDC considered in determining which of its partnerships should be acquired.
     Response:
     In response to the SEC’s comments, we have revised the disclosure in the section entitled “Background of the Merger” in the Amended Proxy Statement to clarify when PDC and the special committee began specifically considering a buyout of each of the partnerships. In addition, we have disclosed the factors PDC considered in determining which of its partnerships should be acquired. See the revised disclosure beginning on page 12 of the Amended Proxy Statement.
9. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the PDC

Board on behalf of PDC, the special committee on behalf of PDC in its capacity as the managing general partner of the partnership, any legal and/or financial advisors and any other limited partners/investors regarding the proposed merger. For example, please revise to disclose:
•	the process leading up to the identification of “certain limited partnerships” that PDC would acquire;

•	members of PDC management present during the negotiations that occurred during the timeframes referenced in the disclosure;

•	proposed tentative prices and/or price ranges per unit for the various partnerships, including each of PDC-2004-B, PDC-2004-C and PDC-2004-D that were proposed in the spring of 2010 and the material factors that the PDC board considered in valuing the partnership units at that time;

•	the principal terms of the initial draft merger agreement presented;

•	the details regarding the “overview” presented by PDC management in presentations held in April 2010, inclusive of disclosure regarding the specific economic parameters PDC used in valuing the partnership units;

•	the transaction comparables discussed at the April 2010 meeting between PDC management and the financial advisor, Houlihan Lokey; and,

•	details regarding the terms of all offer and counter-offer proposals between PDC management and the special committee, including counter offers with respect to the price per unit to be paid to investors in a merger transaction.
     Response:
     In response to the Staff’s comments, we have revised the disclosure in the section of the Amended Proxy Statement entitled “Background of the Merger” to address each of the Staff’s comments. See the revised disclosure beginning on page 12 of the Amended Proxy Statement.
10. Refer to Item 1013(c) of Regulation M-A. Please revise to disclose the reasons for each filing person’s decision to pursue the going private transaction at this time. In this regard, we note that many of the reasons PDC and the partnership cite for pursuing the transaction appear to have existed for several years.
     Response:
     In response to the Staff’s comments, we have revised the disclosure in the section of the Amended Proxy Statement entitled “Background of the Merger” to address why each filing person decided to pursue the going private transaction at this time. See the revised disclosure beginning on page 12 of the Amended Proxy Statement.
11. In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule l3e-3 transaction on each affiliate’s interest in the net book value and net earnings of the partnership in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.
     Response:
     In response to the Staff’s comments, we have updated our disclosure in the Amended Proxy Statement to include the effect of the proposed merger transaction on each affiliate’s interest in the net book value and net earnings of the Partnership in terms of both dollar amounts and percentages. Please see the new disclosure on page 36 of the Amended Proxy Statement.
Recommendation of the Board of Directors of PDC and the Special Committee, page 13
12. We refer to Item 1014 of Regulation M-A. Revise to include an analysis of fairness based on both substantive fairness as outlined in Instruction 2 of Item 1014 of Regulation M-A and procedural fairness as outlined in Item 1014(c)-(f) of Regulation M-A. To the extent the filing parties believe the transaction to be fair to unaffiliated securityholders, the revised disclosure should expressly address:
•	how such a conclusion was reached give the absence of any of the factors in Items 10l4(c)-(d) of Regulation M-A;

•	whether the special committee’s valuation methodology with respect to the valuation of the units differed from the valuation methodology employed by the PDC Board on behalf of PDC as disclosed on page 41; and,

•	the financial advisor’s discounted cash flow and selected companies analyses which yielded values per unit that were above the per unit merger consideration being offered.
     Response:
     We acknowledge the SEC’s comments and have included revised disclosure in the section of the Amended Proxy Statement with the revised title “Fairness of the Merger; Recommendation of the Special Committee” and added a new section to the Amended Proxy Statement entitled “Position of the Partnership Affiliates as to Fairness of the Merger to the Investors” to address each of the Staff’s comments.
13. Please revise to disclose why PDC chose the multiple of 4.5x cash flow for a partnership for the referenced period versus any other multiple in excess of 4.0x the cash flow to value the partnership’s units.
     Response:
     In response to the Staff’s comments, we have revised our disclosure in the Amended Proxy Statement to include a discussion as to why PDC chose the multiple of 4.5x cash flow for the Partnership for the referenced period versus any other multiple in excess of 4.0x the cash flow to value the Partnership’s units. Please see the revised disclosure on page 14 of the Amended Proxy Statement.
14. Please revise to clarify for each partnership, the unique factor(s) that the general partner considered in valuing the limited partnership units of a particular partnership. We note that the disclosure provided regarding consideration of factors is virtually identical for all the 2004 partnerships that have filed a Schedule 13e-3, yet the merger consideration varies per partnership. For example, clarify whether valuations of different multiples in excess of 4.5x the cash flow for a partnership for the period ended June 1, 2010 were considered by PDC for each partnership based on unique attributes or analyses considered for each partnership and if not, why not.
     Response:
     In response to the Staff’s comments, we have revised our disclosure in the Amended Proxy Statement to clarify that different multiples in excess of 4.5x the cash for a partnership for the period ended June 1, 2010 were considered by PDC for each partnership due to differing future cash flows and reserve estimates. In addition, each partnership exhibits a different oil to gas ratio as well as different hedging amounts and prices going forward. Please see the revised disclosure on page 13 of the Amended Proxy Statement.
15. Please note that if a filing person has based its fairness determination on the analysis of factors undertaken by others (e.g., the financial advisor or PDC Board), the filing person must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34- 17719 (April 13, 1981). In this respect, please revise to disclose each filing person’s basis for the fairness determination reached and analysis undertaken. Your disclosure should be provided for each filing person (i.e., PDC, merger sub and the partnership and any other affiliates engaged in the going private transaction who are added in response to comment 1).

     Response:
     In response to the Staff’s comment, we have included revised disclosure in the section of the Amended Proxy Statement with the revised title “Fairness of the Merger; Recommendation of the Special Committee” and added a new section to Amended Proxy Statement entitled “Position of the Partnership Affiliates as to Fairness of the Merger to the Investors” to disclose in reasonable detail the material factors underlying the Special Committee’s and the Partnership Affiliates’ respective determinations that the merger was fair to the unaffiliated holders of limited partnership units in the Partnership, including, to the extent material to such determination, each of the factors identified in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A and Instruction 2 thereto. Where the factors identified in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A and Instruction 2 thereto were not deemed material to such determination, we have also included disclosure why such factors were not deemed material. Because the financial analyses and opinion of Houlihan Lokey were among many factors considered by the special committee, were not provided for the use and benefit of the Partnership Affiliates and were not determinative of the special committee’s view that the merger was fair to the unaffiliated holders of limited partnership interests in the Partnership, neither the special committee nor the Partnership Affiliates adopted the analyses of Houlihan Lokey as its own.
16. Further to our comment above. To the extent the PDC Board or special committee did not adopt another person’s discussion and analysis or the Houlihan Lokey analyses and if the filing person’s respective discussion does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the PDC Board and special committee must discuss any unaddressed factor(s) in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. Please revise your disclosure consistent with this comment as it does not appear that the partnership (through the special committee) or the merger sub have provided all of the disclosure required.
     Response:
     In response to the Staff’s comment, please see our response to Comment 15 above which we believe addresses the issues raised in Comment 16 as well.
17. Please clarify disclosure regarding PDC’s expectations regarding future commodity prices and how this factored into the PDC Board’s and special committee’s recommendation to pursue the transaction at this time. In addition, please set forth the basis for any such expectations as to commodity prices. In this regard, provide supplemental support for disclosure on page 22 of the proxy statement regarding expectations with respect to natural gas prices.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in the section of the Amended Proxy Statement entitled “Alternatives to the Merger.” PDC bases its expectations as to commodity prices primarily on applicable forward prices or the forward “curve.” The forward prices or forward “curve” are prices that are published every day by national markets, such as NYMEX, related to natural gas or oil delivery in future months and years. The prices for future natural gas vary based on the geographic point of delivery, and for most Partnership gas the published Colorado Interstate Gas (CIG) price is the price used when purchasing derivatives. These hedge instruments are ultimately settled with monetary payments by one of the sides, not by delivery of the physical natural gas or oil. At the same time, PDC’s expectations regarding natural gas prices may not be accurate. Natural gas prices are highly complex and subject to significant volatility due to numerous market forces, including inventory levels and expectations, competition, overall demand and the availability of supply.
18. We note that Houlihan Lokey performed a Selected Companies Analysis and Selected Transactions Analysis. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting the comparator companies and transactions.
     Response:
     In response to the Staff’s comment, additional disclosure has been added to the section of the Amended Proxy Statement entitled “Opinion of the Special Committee’s Financial Advisor” to expand the disclosure regarding the Selected Companies Analysis and the Selected Transactions Analysis. The Partnership respectfully notes that the Amended Proxy Statement already describes the basis for selecting the Selected Companies and the Selected Transactions on pages 27 and 28 in a manner that the Partnership believes is responsive to the Staff’s comment and that the Staff has found responsive to similar comments in the past:
•	“The selected companies were selected because they were deemed to be similar to the Limited Partnership in one or more respects which included nature of business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Houlihan Lokey identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to the Limited Partnership.” and
•	“The selected transactions were selected because the target companies were deemed to be similar to the Limited Partnership in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded. Houlihan Lokey identified a sufficient number of transactions for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the proposed transaction.”
19. We note disclosure referencing presentations given by the special committee in April 2010 and the involvement of Houlihan Lokey at that time in considering the transaction. Please clarify whether any presentations were made by the financial advisor at that time. In this regard, please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, confirm that you have filed all such reports, opinions, or appraisals as exhibits to the Schedule 13E-3.
     Response:
     In response to the Staff’s comment, additional disclosure has been added in the section of the Amended Proxy Statement entitled “Background of the Merger” regarding the preliminary financial analyses Houlihan Lokey reviewed and discussed with the special committee regarding the Partnership and the merger at the meetings of the special committee on April 28, 2010 (the “April 28, 2010 Discussion Materials”) and May 25, 2010 (the “May 25, 2010 Discussion Materials”). Copies of the April 28, 2010 Discussion Materials and the May 25, 2010 Discussion Materials are being filed as exhibits to the Amended Schedule 13E-3.

Cautionary Statement Regarding Forward-Looking Statements, page 34
20. Please note that the safe harbor provisions of the Private Securities Litigations Reform Act of 1995 are not applicable to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend your proxy statement to disclose that such safe harbors are not applicable and include disclosure in the proxy statement stating that the safe harbor provisions in periodic reports incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.
     Response:
     In response to the Staff’s comments, we have revised the disclosure in the “Cautionary Statement Regarding Forward-Looking Statements” section in the Amended Proxy Statement to clarify that the safe harbor provisions of the Private Securities Litigations Reform Act of 1995 are not applicable to statements made in connection with the proposed merger transaction.
21. We note the sentence in the discussion of forward-looking statements noting that the partnership does not have a duty to update any of the forward-looking statements to reflect subsequent events or circumstances unless required by applicable SEC rules. Please clarify this statement and acknowledge that the partnership is obligated to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Refer to Rule 13e-3(e)(2). Please revise your disclosure accordingly.
     Response:
     In response to the Staff’s comments, we have revised the referenced disclaimer on page 44 of the Amended Proxy Statement and acknowledged that we will disseminate revised information in the event that our existing disclosure materially changes. The Partnership and each additional filing person also confirms to the Staff that the Partnership and each additional filing person will amend and promptly disseminate revised information in the event that such disclosure materially changes.
Security Ownership of Certain Beneficial Owners and Management, page 49
22. We note that Petroleum Development Corporation as the Managing Partner of the partnership, beneficially owns 20% of outstanding units. Notwithstanding, we were unable to locate a Schedule 13G on file. Please advise.
     Response:
     In response to the Staff’s comments, PDC has filed a Schedule 13D, in lieu of a Schedule 13G, reflecting PDC’s beneficial ownership of 5.13% of the limited partnership units of the Partnership and its intentions with respect to the proposed merger. PDC plans in the future to timely file all beneficial ownership reports required under the Exchange Act.
     We acknowledge that the disclosure on page 49 of the Preliminary Proxy Statement indicates that PDC as managing general partner owns 20% of the “Total Partnership Interests.” However, as discussed in greater detail below, PDC’s 20% equity interest in the Partnership is through its ownership of general partnership interest, which was not registered in the Form S-1 (as defined below) and which interest is clearly distinguishable from the units of additional general partnership interest which were registered in the Form S-1 and which were sold by means of the Prospectus (as defined below).
     Upon the SEC’s declaring effective the Partnership’s Form S-1 registration statement (the “Form S-1”), SEC File No. 333-111260, on January 6, 2004, the Partnership commenced its public offering of its securities by its prospectus dated May 25, 2004 (“Prospectus”). By the Prospectus, the Partnership offered qualified investors the opportunity to purchase either units of additional general partnership interest or units of limited partnership interest in the Partnership, whereby PDC would be the managing general partner of the Partnership. At closing, PDC would be required to make a cash capital contribution equal to 22% of the aggregate capital contributions of the investors. For its capital contribution, PDC received an equity interest of 20% of the profits and losses of the Partnership, acquiring a general partner’s interest in the Partnership.
     On March 25, 2005 and within the statutory 120 day period set forth in Section 12(g) of the Securities Exchange Act, as amended (the “Exchange Act”) the Partnership filed with the SEC its Form 8-A registration statement, whereby the Partnership registered solely its units of limited partnership interest. The registration statement became effective by operation of law in the Spring of 2005. In the Partnership’s offering, most of the investors purchased units of additional general partnership interest; a few investors purchased units of limited partnership interest. On December 28, 2005, in accordance with the terms of the offering and the Partnership’s limited partnership agreement (the “LP Agreement”), each of the units of additional general partnership interest automatically converted into units of limited partnership interest upon completion of drilling. Upon the conversion, PDC was the sole general partner of the Partnership and did not own any units of limited partnership interest.
     Section 13(d) of the Exchange Act and Regulation 13D-G thereunder requires a person who owns beneficially, directly or indirectly, more than 5% of the class of equity security registered under Section 12 of the Exchange Act to file, as appropriate, a Schedule 13D or 13G. Exchange Act Rule 13d-1(i) defines “equity security” as follows: “For the purpose of this regulation [Regulation 13D-G], the term ‘equity security’ means any equity security of a class which is registered pursuant to section 12 of the Act.” The only class of equity security of the Partnership so registered is the Partnership’s units of limited partnership interest.
     PDC’s 20% equity interest in the Partnership is not through its ownership of the class of registered security, limited partnership interests. Rather, PDC’s 20% equity interest in the Partnership is through its ownership of general partnership interest, which was not registered in the Form S-1 and which interest is clearly distinguishable from the units of additional general partnership interest which were registered in the Form S-1 and which were sold by means of the Prospectus. The Partnership believes that ownership by PDC of an equity interest in the form of general partnership interests that entitles PDC to a 20% equity stake in the Partnership is not the same as or equivalent to owning 20% of the units of limited partnership interest, the class of Exchange Act-registered equity security. Moreover, this situation seems to be the same as or equivalent to PDC owning shares of preferred stock and the investors owning the shares of Exchange Act-registered common stock in an enterprise. In other words, the limited partnership units and general partnership interests are separate and distinct equity securities with different rights and responsibilities manifesting equity interests in the same commercial enterprise. Therefore, PDC as a 20% equity owner of the Partnership’s profits and losses by means of its ownership of general partnership interest has never, except for its 5.13% interest, owned any portion of the class of Exchange Act-registered security, the units of limited partnership interest.
     We have revised the disclosure in the Amended Proxy Statement on pages 59 and 60 to clarify that PDC holds a 20% equity interest in the Partnership through its ownership as managing general partner.
Summary Financial Information, page 57
23. Please note the requirements for the age of financial statements at the time of mailing of the proxy statement and update your interim financial statements through the quarter ended June 30, 2010. Refer also to Item 1010(a) and 1010(c) of Regulation M-A.
     Response:
     We acknowledge the Staff’s comment and have revised the Amended Proxy Statement to include updated financials statements for the three and six month periods ended June 30, 2010. Please see the updated disclosure included in the Amended Proxy Statement and the updated Appendix E attached to the Amended Proxy Statement.

Partnership Reserve Report as of December 31, 2009, page D-1
24. Item 1202(a)(8)(v) of Regulation S-K requires that the third party report include the primary economic assumptions underlying the reserves estimate. Revise the report to indicate the average price was that used in the reserves calculation.
     Response:
     We acknowledge the Staff’s comment and Ryder Scott has revised its third party report to disclose the average price used in the reserves calculation. In response to the Staff’s comments, the Partnership has attached the revised third party report to the Amended Proxy Statement. Please see Appendix D attached to the Amended Proxy Statement.
25. The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of ...” the partnership named. As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
     Response:
     We acknowledge the Staff’s comment and Ryder Scott has revised its report that removes any language that could suggest either a limited audience or a limit on potential investor reliance. In response to the Staff’s comments, the Partnership has attached the revised third party report to the Amended Proxy Statement. Please see Appendix D attached to the Amended Proxy Statement.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 9A(T). Controls and Procedures, page 28
26. Please revise your disclosure to provide the Managing General Partner’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2009, including a statement as to whether or not internal control over financial reporting is effective. In addition, please ensure your amended disclosure identifies the framework the Managing General Partner used to evaluate the effectiveness of internal control. Accordingly, please revise your disclosure to fully comply with the guidance of Rule 308T of Regulation S-K from the date of its effectiveness for fiscal periods ending on or after December 15, 2007.
     Response:
     In response to the Staff’s comment, the Partnership has filed an amended Form 10-K with the Commission that revises the disclosure regarding the effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2009. Please see Item 9A(T) of the Partnership’s Form 10-K/A filed with the Commission on August 20, 2010.

Exhibit 99.2
27. Item 1202(a)(8)(v) of Regulation S-K requires that the third party report include the primary economic assumptions underlying the reserves estimate. Revise the report to indicate the average price was that used in the reserves calculation.
     Response:
     We acknowledge the Staff’s comment and Ryder Scott has revised its third party report to disclose the average price used in the reserves calculation. In response to the Staff’s comments, the Partnership has filed an amended Form 10-K with the Commission that includes the revised report. Please see Exhibit 99.2 to the Partnership’s Form 10-K/A filed with the Commission on August 20, 2010.
28. The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of ...” the respective partnership named. As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
     Response:
     We acknowledge the Staff’s comment and Ryder Scott has revised its report that removes any language that could suggest either a limited audience or a limit on potential investor reliance. In response to the Staff’s comments, the Partnership has filed an amended Form 10-K with the Commission that includes the revised report. Please see Exhibit 99.2 to the Partnership’s Form 10-K/A filed with the Commission on August 20, 2010.

Closing Comments:
The requested acknowledgement is attached hereto as Annex A.
We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated August 12, 2010. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Dan Amidon, with any questions or if we may provide the Staff with any additional information.

Thank you for your assistance.

Sincerely yours,

/s/ Dan Amidon

Dan Amidon
General Counsel and Secretary

Annex A
August 26, 2010
As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Sincerely, PDC 2004-D LIMITED PARTNERSHIP
By:	PETROLEUM DEVELOPMENT CORPORATION its Managing General Partner
By:	/s/ Gysle Shellum
	Name:	Gysle Shellum
	Title:	Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

DP 2004 MERGER SUB, LLC
By:	PETROLEUM DEVELOPMENT CORPORATION its sole Member
By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon